Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 13

DATED MAY 23, 2007

TO THE PROSPECTUS DATED DECEMBER 8, 2006

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 13 supplements our prospectus dated December 8, 2006, as previously supplemented by Supplement No. 6 dated March 8, 2007, Supplement No. 7 dated March 23, 2007, Supplement No. 8 dated April 5, 2007, Supplement No. 9 dated April 16, 2007, Supplement No. 10 dated April 16, 2007, Supplement No. 11 dated May 3, 2007 and Supplement No. 12 dated May 16, 2007.  This supplement updates, modifies or supersedes certain information in the prospectus sections entitled “Minimum Suitability Standards for Investors,” “Business and Policies,” “Description of Real Estate Assets” and “Plan of Distribution” as described below.  You should read this Supplement No. 13 together with our prospectus dated December 8, 2006 and each of the foregoing supplements thereto.

Minimum Suitability Standards for Investors

This section supplements the discussion contained in our prospectus under the heading “Minimum Suitability Standards for Investors,” which begins on page ii of the prospectus.

Effective as of May 8, 2007, we have removed in its entirety the suitability standard prohibiting a resident of the State of Nebraska from making an investment in our shares that exceeds 10% of his or her liquid net worth, which may be defined as the remaining balance of cash and other assets easily converted to cash after subtracting the investor’s total liabilities from total assets.

Business and Policies

Notes Receivable

This subsection, which begins on page 123 in the “Business and Policies” section of the prospectus, has been updated and modified as follows:

South Shore Corporate Park.  On May 9, 2007, we advanced approximately $21.2 million of a $38.8 million loan to an unaffiliated third party, South Shore Corporate Park LLC, referred to herein as SSCP.  In connection with the loan, SSCP paid a 0.5% loan origination fee of which only approximately $153,300 was paid at the initial closing and the remaining balance will be paid in about one year.  SSCP will make monthly interest-only payments at an annual interest rate of 9.5% until the loan is repaid in full.  SSCP also will make payments of principal each time that it sells a portion of the property securing this loan, as described herein.  A final balloon payment of all outstanding principal, all accrued and unpaid interest, and all other sums due under the loan documents will be paid by SSCP at maturity on May 8, 2012.  Subject to certain conditions, SSCP may extend the term of the loan for not more than two consecutive terms of two years each by paying an extension fee of 0.25% of the principal amount then outstanding.  SSCP has granted us a security interest in the interest reserve account and a first mortgage security interest in approximately 230.5 acres of land located in a master planned community located at Interstate 75 and Highway 674 in Tampa, Hillsborough County, Florida, and any buildings or improvements on that land. SSCP also has assigned its interests in contracts relating to the land, and the construction of improvements thereon, as additional collateral securing the loan.  Ryan Companies also has agreed to guarantee the performance of SSCP’s obligations under the loan documents.

Palazzo Del Lago.  On May 9, 2007, we funded a loan of approximately $45.0 million to an unaffiliated third party, Buena Vista Shores, LP, referred to herein as BVS.  In connection with the loan, BVS paid a 0.125% loan origination fee and will make monthly interest-only payments at the lesser of (1) the LIBOR rate plus 3.75% or (2) 18% until the loan is repaid in full.  BVS has deposited approximately $4.1 million into an interest reserve account to be paid to us as such payments become due.  A final balloon payment of all outstanding principal, all accrued and unpaid interest, and all other sums due under the loan documents will be paid by BVS at maturity on May 8, 2008.

Subject to certain conditions, BVS may extend the term of the loan to May 8, 2009 by paying an extension fee of $225,000.   BVS has granted us a security interest in the interest reserve account and a first mortgage security interest in approximately two hundred seven acres of land located at the west side of International Drive just north of World Center Drive in Orlando, Florida and any buildings or improvements on that land. BVS also has assigned its interests in licenses and other contracts relating to the property and the construction of improvements thereon, as additional collateral securing the loan.  In connection with the loan, BVS and two of its individual owners have agreed to indemnify us, subject to certain conditions, against losses arising under certain environmental laws or resulting from the release of hazardous materials on the land.  These two individual owners of BVS have also agreed to guarantee the performance of BVS’s obligations under the loan documents.

Description of Real Estate Assets

This section updates the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 131 of the prospectus.  Note that any discussion regarding the probable acquisition of a property or portfolio of properties under the heading “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.  Such acquisitions are identified in this supplement under the heading “Acquired Properties.”

Acquired Properties

We purchased the following properties on the dates indicated below.

Shallotte Commons.  On May 15, 2007, we purchased a fee simple interest in a retail center known as Shallotte Commons, which contains approximately 85,897 gross leasable square feet.  The center is located in Shallotte, North Carolina.  Shallotte Commons was built in 1984, was expanded in 1996 and underwent a renovation during 2005 and 2006.  As of May 15, 2007, this property was 100% occupied, with a total of eleven tenants. We purchased this property from an unaffiliated third party, Glenwood Shallotte Company, L.L.C., for approximately $10.9 million in cash, and may later borrow monies using this property as collateral.

Legacy Crossing.  On May 15, 2007, we purchased a fee simple interest in a newly constructed shopping center known as Legacy Crossing, which contains approximately 134,389 gross leasable square feet.  The center is located in Marion, Ohio.  Legacy Crossing was built in 2006 and early 2007. As of May 15, 2007, this property was 98% occupied, with a total of seventeen tenants.

We purchased this property from an unaffiliated third party, Legacy Village Ventures, L.L.C., for approximately $19.8 million, of which approximately $19.2 million was paid at closing and approximately $0.6 million remains subject to a future earnout for 2,220 gross leasable square feet of vacant and unleased space.  The seller has up to eighteen months to lease this earnout space and earn all or a portion of these amounts.  In addition, at closing, the seller placed approximately $788,600 into escrow: $46,200 for common area maintenance costs, property taxes, tenant improvements and leasing commission costs related to approximately 2,220 square feet of leased but unoccupied space, $78,600 for completion of paving work to be performed by the seller and $663,800 representing unpaid retainage owed to the construction company related to the improvements to the property.  The escrow will be maintained for a period not to exceed eighteen months.  We purchased this property for cash and may later borrow monies using this property as collateral.

Potential Acquisitions

We, directly or indirectly through MB REIT or another joint venture, have identified the following properties as potential acquisitions:

Northwest Marketplace.  We anticipate purchasing a fee simple interest in a retail center known as Northwest Marketplace, which contains approximately 182,864 gross leasable square feet.  The center is located in Houston, Texas.  Northwest Marketplace was built in 2002.  As of May 15, 2007, this property was 92% occupied, with a total of approximately 168,972 square feet leased to twenty-seven tenants.  We anticipate purchasing this property from an unaffiliated third party, Northwest MP, L.P.EW., LLC, for approximately $36.3 million in cash, and may later borrow monies using the property as collateral.

Lakeport Commons Shopping Center.  MB REIT anticipates purchasing a fee simple interest in a retail center known as Lakeport Commons Shopping Center, which contains approximately 282,260 gross leasable square feet.  The center is located in Sioux City, Iowa.  Lakeport Commons Shopping Center was built in 2005 to 2006.  As of May 15, 2007, this property was 91% occupied, with a total of approximately 256,004 square feet leased to twenty-six tenants. MB REIT anticipates purchasing this property from an unaffiliated third party, Lakeport Commons, L.L.C., for approximately $55.8 million in cash, and may later borrow monies using the property as collateral.

Financing Transactions

For the period from May 4, 2007 through May 22, 2007, we borrowed approximately $128.8 million secured by thirty properties.  These loans generally bear interest at rates between 5.329% and 5.52% per annum, and require us to make monthly interest-only payments until the loans mature.  The loans typically mature within five to ten years after closing.  The properties that have been financed are Chesapeake Commons, Crossroads at Chesapeake Square, Field Apartment Homes, the twenty properties within the ProLogis Tennessee Portfolio, 14th Street Market, Cross Timbers Court, Riverview Village, Market at Westlake, Hunters Glen Crossing, Josey Oaks Crossing and Park West Plaza.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 322 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of May 21, 2007.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	391,214,426	3,912,144,260	410,775,147	3,501,369,113

Shares sold pursuant to our distribution reinvestment plan:	5,638,925	53,569,787	-	53,569,787

Shares repurchased pursuant to our share repurchase program:	(227,598)	(2,105,282)	-	(2,105,282)

	396,645,753	3,963,808,765	410,775,147	3,553,033,618

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.